SUB-ITEM 77I: Terms of new or amended securities

Describe any material change which has occurred in the investment policy of the registrant with respect to each of the following matters that has not been approved by shareholders.

(a)	Not applicable.

(b)	If the registrant has issued a new class of securities, furnish a description of the class called for by the applicable registration statement item.

Effective September 25, 2017, the Registrant amended the 12b-1 fee for Class A shares for the JNL/PPM America Low Duration Bond Fund.  Effective September 25, 2017, the Class A shares of the JNL/PPM America Low Duration Bond Fund carry a 12b-1 fee of 0.30%. The Registrant's amended and restated 12b-1 plan and amendment thereto are included in this filing as Exhibits ex77q1d1 and ex77q1d2.

Also, effective September 25, 2017, the Registrant issued a new share class (Class I) for the JNL/PPM America Low Duration Bond Fund and renamed the Institutional Class shares of the JNL Government Money Market Fund to Class I shares.  The Class I shares do not carry a 12b-1 fee. The amendment to the Registrant's 12b-1 plan is included in this filing as Exhibit ex77q1d2.  Effective September 25, 2017, the Registrant also adopted a multi-class plan pursuant to Rule 18f-3 under the 1940 Act, which is included in this filing as Exhibit ex77q1d3.